UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

JUNE 17, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioMarin Pharmaceutical Inc.
File No. 0-26727 - CF#21611

        BioMarin Pharmaceutical Inc. submitted an application under Rule 24b-2
requesting confidential treatment for information it excluded from the below exhibits to a
Form 10-K filed on February 28, 2008.

        Based on representations by BioMarin Pharmaceutical Inc. that this information
qualifies as confidential commercial or financial information under the Freedom of
Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined
not to publicly disclose it. Accordingly, excluded information from the following
exhibits will not be released to the public for the time periods specified:

                Exhibit 10.30   through February 27, 2018
                Exhibit 10.31   through February 27, 2018
                Exhibit 10.32   through February 27, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated
authority:

                                Michael Reedich
                                Special Counsel